Copa Holdings Announces Monthly Traffic Statistics for January 2015

PANAMA CITY, Feb. 11, 2015 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for January 2015:

Operating Data	January	January	% Change
	2015	2014	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,892.1	1,743.3	8.5%
RPM (mm) (2)	1,512.6	1,398.0	8.2%
Load Factor (3)	79.9%	80.2%	-0.3p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of January 2015, Copa Holdings' system-wide passenger traffic (RPM) increased 8.2% year over year, while capacity increased 8.5%. As a result, system load factor for January 2015 was 79.9%, a 0.3 percentage point decrease when compared to January 2014.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 70 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 98 aircraft: 72 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT: Rafael Arias – Panamá
Director-Investor Relations
(507) 304-2431